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                           July 18, 2022

       Harry L. You
       Co-Chief Executive Officer
       dMY Squared Technology Group, Inc.
       1180 North Town Center Drive, Suite 100
       Las Vegas, Nevada 89144

                                                        Re: dMY Squared
Technology Group, Inc.
                                                            Amendment No. 2 to
Draft Registration Statement on Form S-1
                                                            Submitted July 7,
2022
                                                            CIK No. 0001915380

       Dear Mr. You:

              We have reviewed your amended draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 2 to Draft Registration Statement on Form S-1 submitted July 7, 2022

       General

   1. We note disclosure in the risk factor on pages 38-39 that your sponsor, initial shareholders, officers,
directors and affiliates may purchase shares from public
                                                        stockholders for the
purpose of voting those shares in favor of a proposed business combination, thereby
increasing the likelihood of the completion of the combination.
                                                        Please explain how such
purchases would comply with the requirements of Rule 14e-5
                                                        under the Exchange Act.
Refer to Tender Offer Rules and Schedules Compliance and
                                                        Disclosure
Interpretation 166.01 for guidance.
 Harry L. You
FirstName  LastNameHarry L. YouInc.
dMY Squared   Technology Group,
Comapany
July       NamedMY Squared Technology Group, Inc.
     18, 2022
July 18,
Page  2 2022 Page 2
FirstName LastName
       You may contact Frank Knapp at 202-551-3805 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or Pam Howell at 202-551-3357 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction
cc:      Adam J. Brenneman